UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-41670

Apollomics Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Results of the 2024 Extraordinary General Meeting of Shareholders

On November 14, 2024, Apollomics Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), held its Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, the holders of 40,155,852 shares were represented of the 110,266,527 shares outstanding as of the record date of October 21, 2024, constituting a quorum. At the Meeting, the Company’s shareholders approved the following proposals, which are described in more detail in the Company’s proxy statement, mailed to shareholders on or about November 1, 2024. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal No. 1. Reverse Share Split

To approve by an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding shares by way of a consolidation at an exchange ratio of not less than twenty-five to one (25:1) and up to one hundred to one (100:1) (the “Maximum RS Ratio” and each ratio within the range and including the Maximum RS Ratio, a “RS Ratio”) such that the number of authorised, issued and outstanding shares is decreased by the precise RS Ratio (the “Final RS Ratio”), being the RS Ratio determined by the Directors from within the range of RS Ratios) and the par value of each authorised, issued and outstanding share is increased by the Final RS Ratio (collectively, the “Reverse Share Split”), with such Reverse Share Split to be effected at such time and date, if at all, and at the Final RS Ratio, as determined by the Directors in their discretion within 12 months of obtaining the requisite shareholder approval for the Reverse Share Split (the “Effective Time”), with the effect of such Reverse Share Split, and subject to adjustment pending the Directors’ determination of the Final RS Ratio, being that the authorised share capital of the Company would be altered from US$65,000 divided into 650,000,000 shares of a par value of US$0.0001 each, comprising (i) 500,000,000 class A ordinary shares, (ii) 100,000,000 class B ordinary shares and (iii) 50,000,000 preference shares, of which 3,000,000 preference shares are designated as series A preferred shares to US$65,000 divided into as low as 6,500,000 shares (for an RS Ratio of 100:1) of a par value of US$0.01, and as high as 26,000,000 shares (for an RS Ratio of 25:1) of a par value of US$0.0025, with effect from the Effective Time.

For	Against	Abstain
36,064,857	4,086,504	4,491

Proposal No. 2. Share Capital Increase

To approve by an ordinary resolution, that if the Reverse Share Split is implemented, with effect immediately after the Reverse Share Split at the Final RS Ratio determined by the Directors, that the authorised share capital of the Company be increased from US$65,000 divided into as low as 6,500,000 shares (for an RS Ratio of 100:1) of a par value of US$0.01 with effect from the Effective Time to up to US$1,300,000, divided into 130,000,000 shares, comprising (i) 100,000,000 class A ordinary shares, (ii) 20,000,000 class B ordinary shares and (iii) 10,000,000 preference shares, a par value of US$0.01 each (the “Authorised Share Capital Increase”).

For	Against	Abstain
26,597,393	13,544,252	14,207

Proposal No. 3. Adjournment Proposal

To approve by an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).

For	Against	Abstain
34,536,942	5,464,832	154,078

The information furnished in this Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-272559), Form F-1 (File No. 333-272552) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Apollomics Inc.

Date: November 14, 2024	By:	/s/ Guo-Liang Yu
Guo-Liang Yu, Ph.D. Chief Executive Officer

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